Robinson, Bradshaw & Hinson, P.A.
101 North Tryon Street, Suite 1900
Charlotte, North Carolina 28246

March 7, 2006
Ms. Jennifer Hardy
Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	EnPro Industries, Inc. Registration Statement on Form S-3 Filed January 4, 2006 File No. 333-130857
Dear Ms. Hardy:
On behalf of EnPro Industries, Inc. (the “Corporation”), we are writing to provide the Corporation’s response to the comments set forth in your letters to Richard L. Magee dated January 19, 2006 and March 3, 2006 with respect to the Corporation’s Registration Statement on Form S-3 filed January 4, 2006, File No 333-130857 (the “Registration Statement”). The Corporation’s responses to the Staff’s comments, which we have been authorized to provide, are set forth below under “Response” and correspond to the numbered comments in the Staff’s January 19 letter, which are also included below.
The Corporation is filing with the Commission, with the submission of this correspondence, Amendment No. 1 to the Registration Statement (the “Amendment”) to effect the revisions to the Registration Statement described herein. The Amendment also updates the Registration Statement based on the passage of time and to reflect information received since the January 4 filing. We are sending a copy of this letter, along with a blacklined copy of the Amendment reflecting changes from the Registration Statement and applicable exhibits thereto, by overnight courier to Andrew Schoeffler.

Ms. Jennifer Hardy
March 7, 2006

COMMENTS AND RESPONSES
Front Cover Page of Registration Statement
1.	We note that each share of common stock you register will include a preferred stock purchase right. These rights must be registered separately. Please revise accordingly.

RESPONSE TO COMMENT 1:

In the Amendment, the Corporation has revised the cover page to register separately the preferred stock purchase rights that accompany the shares of the Corporation’s common stock.

2.	Please be advised that Rule 416 may not be used to register for resale an indeterminate amount of shares resulting from the operation of a conversion formula. The anti-dilution provisions contemplated by Rule 416 are those that are in the nature of stock splits, dividends and the like. You must make a good-faith estimate of the number of share you may issue upon conversion to determine the amount you may register for resale. If the actual number of shares issued is greater than the amount registered, you must file a new registration statement to resell the additional shares. Please see Interpretation 3.S. of the Securities Act section of the March 1999 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov. Please revise footnote (6) to your fee table accordingly.

RESPONSE TO COMMENT 2:

To clarify its intent with respect to the number of shares of common stock to be registered and the effect of Rule 416, the Corporation has modified footnote (6) to the fee table on the cover page of the Amendment to read as follows (new language is underlined; omitted language is represented by brackets):
The number of shares of common stock and associated preferred stock purchase rights to be registered represents the maximum number of shares originally issuable upon conversion of the debentures being registered under this registration statement []. Pursuant to Rule 416(b) under the Securities Act[], this registration statement also relates to an indeterminate number of additional shares of common stock and associated preferred stock purchase rights issuable with respect to the shares registered hereunder in the event of a stock split, stock dividend or other similar transaction.

Ms. Jennifer Hardy
March 7, 2006
Page3
Selling Security Holders
3.	If a selling security holder is not a natural person, please disclose the natural person or persons with dispositive voting or investment control. Please see Interpretation 4.S. of the Regulation S-K section of the March 1999 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

RESPONSE TO COMMENT 3:

The Corporation has revised the selling security holders’ table, which is now included on pages 24 to 29 of the prospectus, to disclose in the footnotes to such table the natural person or persons with dispositive, voting or investment control for each selling security holder that is not a natural person.

4.	We note the disclosure in the second sentence of the footnote (7) to your selling security holders table. It does not appear that the referenced disclosure regarding the “underwriters” is provided in the Plan of Distribution section. Please revise accordingly.

RESPONSE TO COMMENT 4:

The Corporation has revised page 66 (formerly page 63) of the prospectus to include the referenced disclosure in the Plan of Distribution section.
Description of the Debentures
5.	Please revise the third and fourth sentences of the second paragraph to remove the implication that investors do not have rights relating to the description of the debentures in your prospectus.

RESPONSE TO COMMENT 5:

The Corporation has revised the entire second paragraph on page 30 (formerly page 27) of the prospectus. As revised, the second paragraph reads as follows:
The following description is only a summary of the material provisions of the debentures, the indenture and the registration rights agreement. We filed the indenture, the form of debenture included with the indenture and the registration rights agreement as exhibits to our Current Report on Form 8-K dated October 26, 2005, which is incorporated herein by reference. You may request a copy of the indenture and the registration rights agreement from us.

Ms. Jennifer Hardy
March 7, 2006

Exhibit 5
6.	Please have counsel revise its legal opinion to opine that each preferred stock purchase right is a legal, binding obligation of your company and enforceable against your company.

RESPONSE TO COMMENT 6:

Counsel’s revised legal opinion, which contains an opinion that each preferred stock purchase right is a legal, binding obligation of the Corporation, is filed as Exhibit 5 to the Amendment. Based on a conversation with Andrew Schoeffler, we understand that counsel is not required to opine that each right is enforceable against the Corporation.

7.	We note the disclaimer set forth in the last sentence of the second last paragraph of the legal opinion. Please have counsel revise its legal opinion to indicate that the legal opinion speaks through the effective date of your registration statement by either revising this disclaimer or by filing another opinion dated the effective date.

RESPONSE TO COMMENT 7:

Counsel has revised its legal opinion, filed as Exhibit 5 to the Amendment, to remove this disclaimer.
Should you have any questions or comments with respect to the Amendment or the Corporation’s responses, please call me at (704) 377-8355.
Prior to requesting effectiveness of the Registration Statement, the Corporation will file a definitive proxy statement containing the information that has been incorporated in Part III of its Annual Report on Form 10-K for the year ended December 31, 2005 by reference to its definitive proxy statement for the 2006 annual meeting of shareholders. The Corporation has authorized the following individuals to make oral requests for acceleration of effectiveness of the Registration Statement on its behalf: Richard L. Magee, Robert P. McKinney, Stephen M. Lynch and Laura C. Smith. The Corporation has authorized us to inform the Commission as contemplated by Rule 461 under the Securities Act of 1933 that it is aware of its obligations under that act.
Very truly yours,
ROBINSON, BRADSHAW & HINSON, P.A.
/s/ Stephen M. Lynch
Stephen M. Lynch

cc:	Andrew Schoeffler Richard L. Magee